Exhibit 99.77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

      Based upon a review of filings with the U.S. Securities and Exchange Commission and other necessary inquiries, SAL Trust Preferred Fund I (the "Fund") believes that all of the Company's trustees and executive officers complied during fiscal year 1999 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, with the exception that all such trustees and executive officers failed to file a Form 3 within ten days of the initial public offering. These forms have been filed with the U.S. Securities and Exchange Commission. These late filings resulted from administrative oversights among the Fund's counsel.